Scott C. Kline, Esq.

dba Kline Law Group

15615 Alton Parkway, Suite 450

Irvine, CA 92618

T – 949.271.6355

F – 949.271.6301

March 22, 2024

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549

Attn: Ms. Joyce Sweeney

Re:	GoLogiq, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 27, 2023

Form 10-Q for the Quarterly Period Ended March 31, 2023

Filed May 22, 2023

File No. 333-231286

Dear Ms. Sweeney:

I write on behalf of GoLogiq, Inc. (the “Company”) and in response to the comments of the staff of the Securities and Exchange Commission inquiry regarding the timing of our filing the restatements for our previously issued audited financial statements as of December 31, 2022, the unaudited interim financial statements for the first three quarterly periods of the year ended December 31, 2022, as well as the unaudited interim financial statements for the first three quarterly periods of the year ended December 31, 2023, (together, the “Affected Periods”).

We are working diligently and should have all restatements for the Affected Periods filed by April 30, 2024 at the latest, with the possibility that the filings will be completed before that date.

We do have clarification questions regarding the provision of the audit opinion for the year ended December 31, 2021 (SEC Comment 4, letter dated August 7, 2023). Are you requesting that Centurion ZD CPA & Co. provide the separate 2021 audit letter for inclusion in the 2022 Form 10K-A, or rather that you are requesting that the language in the 2022 opinion letter be inclusive of the 2021 audit such that the opinion shall read, in part:

“We have audited the accompanying balance sheets of GoLogiq, Inc. (the “Company”) as of December 31, 2022 and 2021, and the related statements of operations and comprehensive loss, stockholders’ equity (deficit) and cash flows for the years then ended December 31, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended December 31, 2022 and 2021 in conformity with accounting principles generally accepted in the United States of America.”….

In addition, as Saturna Group Chartered Professional Accountants LLP, who performed the audits for years ending December 31, 2020 and 2019 and were dismissed as auditor on March 24, 2022, had their opinion letter included in the 2021 Form 10K as it pertains to financial statements for the years 2020 and 2019, are you now requesting that they reissue that opinion letter (included in the 2021 Form 10K) to also be included in the 2022 Form 10K-A? We intend to file the updated copy of the Exhibit 16 letter from Saturna in Form 10K-A for 2022, but we require clarification on the need for their opinion letter included in 2021 Form 10K, which we do not believe is required for Form 10K-A for 2022.

Please advise. If you have further questions or comments, please feel free to contact us.

Very truly yours,

/s/ Scott C. Kline

Scott C. Kline

CC	Granger Whitelaw, CEO
GoLogiq, Inc.